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EXHIBIT 34.1
KPMG LLP
Bay Adelaide Centre
Suite 4600
333 Bay Street
Toronto ON M5H 2S5
Canada
Tele: (416) 777-8500
Fax: (416) 777-8818

Report of Independent Registered Public Accounting Firm

The Board of Directors of The Bank of Nova Scotia

We have examined management’s assessment, included in the accompanying management’s Report on Assessment of Compliance with Applicable Servicing Criteria for Covered Bonds by The Bank of Nova Scotia, that The Bank of Nova Scotia (the “Bank”) has complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the eligible residential mortgages in the cover pool held by Scotiabank Covered Bond Guarantor Limited Partnership in relation to the Bank’s Global Registered Covered Bond Program (the “Platform”) as of and for the year ended October 31, 2016, excluding criteria 1122(d)(l)(ii), (d)(1)(iii), (d)(1)(iv), (d)(1)(v), 1122(d)(2)(iii) and 1122(d)(2)(vi), which management of the Bank has determined are not applicable to the activities performed by the Bank with respect to the Platform. Management is responsible for the Bank’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Bank’s compliance based on our examination.

Our examination was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Bank’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Bank processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Bank during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Bank during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Bank’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Bank complied with the aforementioned servicing criteria as of and for the year ended October 31, 2016 is fairly stated, in all material respects.

With respect to applicable servicing criteria 1122(d)(2)(ii), 1122(d)(3)(ii), (d)(3)(iii), (d)(3)(iv), and 1122(d)(4)(xv), management of the Bank has determined that there were no activities performed during the year ended October 31, 2016 with respect to the Platform, because there were no occurrences of events that would require the Bank to perform such activities.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

January 27, 2017